UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

PAN AMERICAN SILVER CORP.
(Registrant’s name)

1500-625 HOWE ST. VANCOUVER, BC V6C 2T6 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: November 8, 2002	By /s/ Anthony Hawkshaw

	Name:	Anthony Hawkshaw
	Title:	Chief Financial Officer

EXHIBIT INDEX

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description

99.1	Press Release dated November 8, 2002